

Eric J. Gervais, Esq.
Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re: Tortoise Energy Capital Corporation (the "Fund")
      File Numbers 811-21725 & 333-149315

Dear Mr. Gervais:

On February 19, 2008, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The filing seeks to register the Fund's common stock, preferred stock and debt securities for offering from time to time by the Fund or certain Fund stockholders. Your letter discusses the difference between this filing and a similar effective universal shelf registration statement and requests selective review. Based upon your representations, we conducted a limited review of the registration statement.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements the Fund contemplates using in offering the notes and preferred shares included therein.

2.   The table on the facing page discloses the amount of securities being registered. Confirm that securities to be used to fulfill any over-allotments are included in the securities being registered.

3.   Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the Fund will update its financial statements and legal opinion.

4.   The disclosure does not indicate whether the Fund's investments will include foreign securities. Disclose the amount that may be invested in non-U.S. issuers, if any, and the associated risks.

5.   Footnote 3 on the facing page states: "Pursuant to Rule 415(a)(6) under the Securities Act of 1933, securities having an aggregate offering price of $147,002,500 from our Registration Statement on Form N-2 (File No. 333-139963) filed on January 12, 2007, are included in this Registration Statement." As required by Rule 415(a)(6), confirm that these securities remain unsold from the Fund's earlier registration statement.

Prospectus Cover

6.   Revise the disclosure in the second paragraph to disclose that a sale by a stockholder would not increase the capital available to the Fund.

Prospectus

7.   Disclosure in the "Prospectus Summary – The Company" discusses the issuance of debt and preferred securities. Disclose that by such issuances the Fund will be leveraged. This discussion also states that the Fund has: "entered into a $150 million unsecured revolving credit facility with U.S. Bank, NA." Please advise the staff whether the agreement authorizes or permits any lender or other third party thereunder to have approval or disapproval rights with regard to changes of investment policies or strategies of the Fund. Please disclose whether any Fund assets are pledged to secure the credit facility.

8.   Confirm to the staff that the Fund will not issue rights under its Rule 415 universal shelf registration statement.

9.   Disclosure sub-captioned "Tax Status of Company" states that: "we expect the MLPs to pay cash distributions in excess of the taxable income reportable by us." In this connection, disclose whether the distributions by the MLPs to the Fund are returns of capital.

10.   Disclosure in the next paragraph discusses the Fund's recent distribution history and states that: "As of the date of this prospectus, we have paid distributions every quarter since the completion of our first full fiscal quarter ended on August 31, 2005." Disclose the percentage amount of these distributions that were returns of capital.

11.   Disclosure sub-captioned "Principal Investment Strategies" indicates that the Fund may invest up to 20% of its total assets in debt securities, including securities rated below investment grade. If the Fund's debt investments have been or may be materially affected by the current turmoil in the credit markets, add appropriate risk disclosure.

12.   The discussion captioned "Prospectus Summary – Additional Risks to Senior Security Holders" includes the following disclosure: "Additional risks of investing in senior securities, which will likely be auction rate securities . . ." Confirm that the filing discloses the risk of investing in and issuing auction rate securities, including the risk that the increased cost to the Fund associated with failed auctions falls entirely on the Fund's common shareholders.

13.   Disclosure sub-captioned "Investment Objective and Principal Investment Strategies - Investment Securities – Debt Securities" indicates that the Fund may invest in securities with auction rate features." Add appropriate risk disclosure regarding the highlighted investments.

14.   Disclosure captioned "Management of the Company – Compensation and Expenses" states that: "Under our Advisory agreement, we paid to our Adviser quarterly, as compensation for the services rendered by it, a fee equal to 0.90% annually of our average monthly Managed Assets until May 31, 2006. Currently, we pay our Adviser a fee equal to 0.95% annually of our average monthly Managed Assets for such services." Confirm that this fee increase was approved by shareholders.

15.   Revise the following caption by adding the indicated underlined words: "Pro Forma Maximum Impact of Below NAV Issuances of Common Shares."

16.   Update the following disclosure appearing under the caption "Certain Provisions in Our Charter And Bylaws - Classification of the Board of Directors; Election of Directors," "Beginning in 2006, upon the expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualified."

Statement of Additional Information

17.   Disclosure captioned "Description of Securities – Debt Securities" states that: "Secured creditors of ours may include without limitation parties entering into any interest rate swap, floor or cap transactions, or other similar transactions with us that create liens, pledges, charges, security interests, security agreements or other encumbrances on our assets." Revise the disclosure to indicate, if appropriate, the percentage amount of Fund assets that maybe subject to security interests. Further, add disclosure of this policy to the summary.

18.   Disclosure captioned "Financial Statements" states: "Our 2007 Annual Report, which contains our financial statements as of November 30, 2007, notes thereto, and other information about us, is expected to be hereby incorporated by reference into, and upon such incorporation by reference shall be deemed to accompany, this Statement of Additional Information." Delete the first underlined clause. With respect to the suggestion that the report will not accompany the SAI, reconcile this policy with the requirements of Instruction F.3. of Form N-2.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, March 31, 2008